UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Aerpio Pharmaceuticals, Inc.

(Name of issuer)

Common Stock, par value $0.0001

(Title of class of securities)

00810B105

(CUSIP number)

Muneer A. Satter

c/o Satter Management Co., L.P.

676 N. Michigan Avenue, Suite 4000, Chicago, IL 60611

(312) 448-5500

COPY TO:

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 N. LaSalle St.

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00810B105	Page 2 of 4

Explanatory Note: The Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on March 27, 2017, and as amended by Amendments No. 1 and No. 2 to Schedule 13D filed with the SEC on July 3, 2018 and January 10, 2019, respectively (collectively the “Prior Filings”), is hereby amended by this Amendment No. 3 to Schedule 13D (“Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Prior Filings.

This Amendment No. 3 is being filed to solely report that the Company filed a Quarterly Report on Form 10-Q on November 10, 2020, which stated that the Company’s total number of outstanding shares had increased to 47,111,659 (the “Outstanding Share Increase”). As a result of the Outstanding Share Increase, the percentage of outstanding shares that the Reporting Person may be deemed to beneficially own was reduced by more than 1% since the filing of Amendment No. 2.

(1)	Names of reporting persons Muneer A. Satter
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF; OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,621,835 shares (see Item 5(a))
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 5,621,835 shares (see Item 5(a))
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 5,621,835 shares (see Item 5(a))
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 11.9%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 00810B105	Page 3 of 4

Item 5.	Interest in Securities of the Issuer.

The second part of paragraph (a) of Item 5 of the Prior Filings is hereby deleted and replaced as follows:

(a)	Percent of class:

In the aggregate, the Reporting Persons beneficially own 5,621,835 shares of Common Stock, or 11.9% of the total number of shares of Common Stock outstanding.

All percentages calculated in this Schedule 13D are based upon 47,111,659 shares outstanding as of November 6, 2020, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:November 20, 2020

By:	/s/ Muneer A. Satter
Muneer A. Satter